EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
For Period Ended September 30,2009
(in thousands, except ratio computation)

	Nine months ended,	Twelve months ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004
Income From Continuing Operations	$64,724	$36,560	$49,903	$50,650	$48,485	$27,840

Adjustments
Equity in income (loss) in unconsolidated joint ventures	(37)	(108)	-	(1,853)	-	-
Fixed charges	57,564	65,413	71,392	61,036	51,853	45,255
Distributed income of equity investees	264	170	-	3,308	(12)	3,119
Capitalized interest	(1,004)	(2,933)	(3,194)	(5,820)	(3,354)	(3,204)
Earnings as defined	$121,511	$99,102	$118,101	$107,321	$96,972	$73,010

Fixed charges
Interest expense	53,788	62,753	68,622	56,963	52,049	45,593
Capitalized interest	1,004	2,933	3,194	5,820	3,354	3,204
Amortization of debt (discounts)/premiums	1,637	(1,902)	(2,102)	(3,231)	(4,999)	(4,871)
Amortization of loan fees fixed charges	1,135	1,629	1,678	1,484	1,449	1,329
Fixed charges	$57,564	$65,413	$71,392	$61,036	$51,853	$45,255

Ratio of earnings to fixed charges	2.11	1.52	1.65	1.76	1.87	1.61